Exhibit 12

Biomet, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended February 28, 2009	Period from July 12, 2007 - May 31, 2008	Period from June 1, 2007 - July 11, 2007	2007	2006	2005	2004
Earnings:
Earnings (loss) before income taxes	$(684.0)	$(1,194.3)	$(81.9)	$501.6	$611.0	$546.5	$500.7

Add: Fixed charges (per below)	483.9	603.1	0.3	9.3	11.7	9.2	4.2

Total earnings (loss)	$(200.1)	$(591.2)	$(81.6)	$510.9	$622.7	$555.7	$504.9

Fixed charges:
Interest expense, net	$412.6	$516.3	$0.3	$9.3	$11.7	$9.2	$4.2
Amortization of bond premium	0.4	0.4	—	—	—	—	—
Deferred financing costs	70.9	86.4

Total fixed charges	$483.9	$603.1	$0.3	$9.3	$11.7	$9.2	$4.2

Ratio of earnings to fixed charges	N/A (1)	N/A (1)	N/A (1)	54.9	53.2	60.4	120.2

(1)	Earnings were inadequate to cover fixed charges for the period from June 1, 2007 through July 11, 2007, the period from July 12, 2007 through May 31, 2008, and the nine months ended February 28, 2009 by $81.9 million, $1,194.3 million, $684.0 million, respectively.